UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               FORM 12b - 25

            Commission File Number  0-13966

                        NOTIFICATION OF LATE FILING
   (Check One): [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q
   [ ]Form N-SAR

                  For Period Ended: September 30, 1997
   [ ]Transition Report on Form 10-K [ ]Transition Report on Form 10-Q
   [ ]Transition Report on Form 20-F [ ]Transition Report on Form N-SAR
   [ ]Transition Report on Form 11-K

            For the Transition Period
   Ended:_______________________________
                  Read attached instruction sheet before preparing form. Please print or type.
                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________________________________________________
   _____________________________________________________________________

                                   PART I
                           REGISTRANT INFORMATION
   Full name of registrant:   Hariston Corporation

   Former name if applicable:
                  Not applicable
   Address of principal executive office (Street and number):
   Suite 1555, 1500 West Georgia Street
   City, state and zip code:  Vancouver, BC, Canada  V6H2Z6

                                  PART II
                         RULE 12b - 25 (b) and (c)
            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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   [X]      (b)  The subject annual report, semi-annual report,
            transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   [ ] (c) The accountant s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

                                  PART III
                                 NARRATIVE

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

            During the third quarter significant cuts were made to staffing at the registrant's multimedia software subsidiaries including elimination of the Chief Financial Officer of Educorp Direct, Inc. and other accounting personnel at Educorp Direct, Inc., the registrant's primary operating subsidiary. The turnover of and reduction in accounting staff has caused a temporary delay in the production of the accounting data necessary for preparation of the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

                                  PART IV
                             OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

   L. James Porter                       604          685-8514
      (Name)                         (Area Code) (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
            [X] Yes  [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            [X] Yes  [ ] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  

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            The registrant's multimedia software operations were
   significantly downsized during 1997 as a result of the registrant's decision to sell or discontinue those operations in order to preserve its cash to help finance the acquisition of another business. As a result, preliminary results are that third quarter revenues were $303,909, which is 78% below the level for the third quarter of 1996. It is anticipated that the third quarter report will reflect a $744,294 write down of intangible assets and, as a result, the third quarter net loss in 1997 is anticipated to be $1,351,731, which is 42% greater than the 1996 third quarter loss. However, the anticipated loss before the effect of such write down, $607,437, would be 36% less than the 1996 net loss, primarily due to the impact of the downsizing of the operations. Additional information concerning results of operations will be provided in the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

   Hariston Corporation
                (Name of Registrant as Specified in Charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date:    November 17, 1997       By    /s/ L. James Porter
                                              L. James Porter
                                             Chief Financial Officer